UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                  ASTRALIS LTD.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share (upon conversion of Series A Convertible Preferred Stock)
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                         (Title of Class of Securities)

                                     046352
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                                 (CUSIP Number)

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       DONALD NICHOLSON                               KATHRYN A. CAMPBELL, ESQ.
        SKYEPHARMA PLC                                 SULLIVAN & CROMWELL LLP
        105 PICCADILLY                                    1 NEW FETTER LANE
   LONDON W1J 7NJ, ENGLAND                            LONDON EC4A 1AN, ENGLAND
       +44 20 7491 1777                                  +44 20 7959 8950
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 13, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 046352                                            PAGE 2 OF 4 PAGES
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1.       Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         SkyePharma PLC/330387911
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2.       Check the Appropriate Box if a Member of a Group             (a)  [   ]
         (See Instructions)                                           (b)  [ X ]
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3.       SEC Use Only

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4.       SOURCE OF FUNDS (See Instructions)
         WC
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e) [ ]
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6.       Citizenship or Place of Organization
         England and Wales
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                            7.     Sole Voting Power
                                   0
                           -----------------------------------------------------
         NUMBER OF          8.     Shared Voting Power
          SHARES                   37,520,000 (1)(2)
    BENEFICIALLY OWNED     -----------------------------------------------------
     BY EACH REPORTING      9.     Sole Dispositive Power
        PERSON WITH                12,720,000 (2)
                           -----------------------------------------------------
                            10.    Shared Dispositive Power
                                   0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         12,720,000 (1)(2)
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12.      Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See
         Instructions) [ X ]
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13.      Percent of Class Represented by Amount in Row (11) 25.41 (2)(3)
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14.      Type of Reporting Person (See Instructions) CO
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1     In order to facilitate the consummation of the transaction contemplated by the Purchase Agreement by and between Astralis Ltd. and SkyePharma PLC, dated as of December 10, 2001 (the "Purchase Agreement"), Astralis Ltd.
      and SkyePharma PLC entered into a Stockholders Agreement between SkyePharma PLC, Astralis Ltd. and the other parties listed therein, dated as of December 10, 2001 (the "Stockholders Agreement"), whereby each stockholder agreed to vote its shares of Common Stock and take all other actions necessary to elect the independent directors nominated by the Board of Directors (the "Board") and to elect the nominee nominated to the Board by SkyePharma. SkyePharma does not have the right to dispose (or direct the disposition of) any of the 24,800,000 shares of Common Stock owned by the other parties to the Stockholders Agreement. Accordingly, SkyePharma expressly disclaims beneficial ownership of all such shares.

2 SkyePharma is currently the beneficial owner of 200,000 shares of Common Stock, warrants exercisable for 20,000 shares of Common Stock and 2,000,000 shares of Series A Convertible Preferred Stock. Accordingly, SkyePharma has beneficial ownership of 12,720,000 shares of Common Stock, assuming the exercise of the warrants and the conversion of all shares of Series A Convertible Preferred Stock owned or to be purchased by SkyePharma into Common Stock at the current conversion rate of 6.25 to 1.

3 Based on 37,538,189 shares of Common Stock outstanding on November 14, 2003, the conversion of 2,000,000 shares of Series A Convertible Preferred Stock into 12,500,000 shares of Common Stock and the exercise of SkyePharma's warrants for the purchase of 20,000 shares of Common Stock.

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CUSIP NO. 046352                                            PAGE 3 OF 4 PAGES
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         SkyePharma PLC, a company incorporated under the laws of England and
Wales ("SkyePharma"), hereby amends and supplements its Statement on Schedule 13D filed on December 19, 2001 and as amended by Amendment No. 1 to the Statement on Schedule 13D filed on January 31, 2002, Amendment No. 2 to the Statement on Schedule 13D filed on March 25, 2002, Amendment No. 3 to the Statement on Schedule 13D filed on May 3, 2002, Amendment No. 4 for the Statement on Schedule 13D filed on July 31, 2002, Amendment No. 5 to the Statement on Schedule 13D filed on October 24, 2002, and Amendment No. 6 to the Statement on Schedule 13D filed on February 3, 2003, with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Astralis Ltd., a Delaware corporation (the "Issuer"), the Common Stock which is issuable upon conversion of the Series A Convertible Preferred Stock, par value $0.001 per share (the "Convertible Preferred Stock"), held by SkyePharma and the Common Stock which is issuable upon exercise of the warrants held by SkyePharma.

Item 4. Purpose of the Transaction.
        ---------------------------

         On November 13, 2003, SkyePharma entered into a non-binding letter of intent (the "LOI") with the Issuer, pursuant to which SkyePharma and the Issuer agreed to negotiate in good faith and to use their best efforts to execute a definitive agreement as expeditiously as possible, on or before December 5, 2003. Pursuant to the definitive agreement SkyePharma would convert all shares of Convertible Preferred Stock owned by it into Common Stock if prior to January 31, 2004 the Issuer closes a qualifying fund raising resulting in gross proceeds for the Issuer of not less than $4 million and in consideration of the agreement of SkyePharma to convert the shares of Convertible Preferred Stock, the Issuer would adjust the conversion price of the shares of Convertible Preferred Stock upon the closing of the fund raising to a price of $0.80 per share, adjustable depending on the terms of the fund raising. As a result of the adjustment of the conversion price and conversion by SkyePharma, SkyePharma would receive an aggregate of 25,000,000 shares of Common Stock. The LOI also provides that in connection with the conversion of the Convertible Preferred Stock by SkyePharma, SkyePharma would enter into an agreement with the Issuer whereby the Issuer would, upon the attainment of certain future milestones, obtain the right to repurchase 12,500,000 shares of Common Stock from SkyePharma at a price based on the conversion price. As part of the transaction, SkyePharma, the Issuer and other shareholders would also enter into an amendment to the Stockholders Agreement with SkyePharma relating to the composition of the board of directors, among other matters, as set forth under Item 6 below. The closing of the transaction contemplated by the LOI would be subject to certain conditions including, without limitation, the negotiation and execution of a mutually acceptable definitive agreement and the occurrence of the conditions precedent to be listed in the definitive agreement.

         SkyePharma is continuously evaluating the business and business prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer and at any time may decide to purchase any additional shares or to dispose of any or all of the shares of Common Stock, Convertible Preferred Stock or warrants currently owned by it.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ----------------------------

         The LOI provides that in connection with the transaction described in
Item 4, the Stockholders Agreement, dated December 10, 2001, would be amended to extend the terms of the Stockholders Agreement to expire three years after the date of such transaction. The amended Stockholders Agreement would require the parties to it to agree to vote all shares held by such parties for four directors designated by Jose Antonio O'Daly, Mike Ajnsztajn, Gaston Liebhaber and Gina Tedesco, one director designated by SkyePharma and two independent directors. In addition, additional parties may be added to the Stockholders Agreement. Further, SkyePharma would be required to vote its shares of Common Stock in favor of certain enumerated transactions approved by the Board and all of the independent directors.

         Pursuant to the LOI the Issuer has agreed to indemnify SkyePharma against losses or claims, including legal expenses incurred in connection therewith, as a result of the transactions contemplated by the definitive agreement.

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CUSIP NO. 046352                                            PAGE 4 OF 4 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2003

                                            SKYEPHARMA PLC



                                            By:  /s/ Donald Nicholson
                                                -------------------------------
                                                Donald Nicholson
                                                Chief Financial Officer